10027029

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42013

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GW & Wade Asset Management Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

93 Worcester Street
(No. and Street)

Wellesley	MA	02481-3609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Pinch 781-239-1188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
(Name – *if individual, state last, first, middle name*)

10 Weybosset Street, Suite 700	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Pinch, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to GW & Wade Asset Management Company, LLC as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Signature

Chief Operating Officer, Compliance and Secretary
Title

February 25, 2010
Date

Subscribed and sworn to before me this
25th day of February, 2010

Carol W. Cassoli
Notary Public

Commission expires November 8, 2013

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- (x) (c) Statement of Income
- (x) (d) Statement of Cash Flows
- (x) (e) Statement of Changes in Member's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
- (x) (l) An Oath or Affirmation
- ( ) (m) A Copy of the SIPC Supplemental Report
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- (x) (o) Independent Auditors' Report on Internal Control

GW & WADE ASSET MANAGEMENT COMPANY, LLC

YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

LG&CD

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Independent Auditors' Report

Member
GW & Wade Asset Management Company, LLC
Wellesley, Massachusetts

We have audited the accompanying statement of financial condition of GW & Wade Asset Management Company, LLC as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GW & Wade Asset Management Company, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.

Providence, Rhode Island
February 24, 2010

10 Weybosset Street ■ Suite 700 ■ Providence, Rhode Island 02903 ■ Tel (401) 421-4800 ■ 1-800-927-LGCD ■ Fax (401) 421-0643

GW & WADE ASSET MANAGEMENT COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	379,247
Receivable from clearing broker-dealer		370,494
Commissions receivable		685,023
Investment		103,898
Prepaid expenses		47,510
Goodwill		10,597,421
Intangible assets, less accumulated amortization		8,329,233
	$	20,512,826

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	27,600
Due to Affiliate		46,278
Deferred revenue		7,300
		81,178
Member's equity		20,431,648
	$	20,512,826

See notes to financial statements.

GW & WADE ASSET MANAGEMENT COMPANY, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 5,400,190
Interest and dividends	16,946
	5,417,136
Expenses:	
Clearing expenses	638,288
Management fee, Affiliate	1,064,041
Administrative fee, Affiliate	726,087
Amortization of intangible assets	961,500
Regulatory fees	41,194
Software expense	31,066
Other operating expenses	209,554
	3,671,730
Net income	$ 1,745,406

See notes to financial statements.

GW & WADE ASSET MANAGEMENT COMPANY, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

Balance, January 1, 2009	$ 21,249,041
Net income	1,745,406
Distributions to Member	(2,562,799)
Balance, December 31, 2009	$ 20,431,648

See notes to financial statements.

GW & WADE ASSET MANAGEMENT COMPANY, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 1,745,406
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	961,500
Premium amortized on U.S. Treasury Note	3,212
Increase in:	
Receivable from clearing broker-dealer	(27,871)
Commissions receivable	(120,346)
Prepaid expenses	(3,418)
Due to Affiliate	46,278
Decrease in:	
Accounts payable	(160,864)
Deferred revenue	(2,300)
Net cash provided by operating activities	2,441,597
Cash flows from investing activities:	
Maturity of U.S. Treasury Notes	100,000
Purchase of U.S. Treasury Notes	(103,831)
Net cash used in investing activities	(3,831)
Cash used in financing activities, distributions to Member	(2,562,799)
Net decrease in cash and cash equivalents	(125,033)
Cash and cash equivalents, beginning of year	504,280
Cash and cash equivalents, end of year	$ 379,247

See notes to financial statements.

1. Organization and summary of significant accounting policies:

GW & Wade Asset Management Company, LLC (the Company) is a wholly-owned subsidiary of Focus Operating, LLC (the Member), which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides brokerage services to customers of an affiliated company, GW & Wade, LLC (also a subsidiary of the Member), operating as an investment advisory company registered with the SEC and various state securities and other agencies providing financial advisory services to affluent individuals and their families residing throughout the United States (principally in Massachusetts).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates included in the accompanying financial statements relate to commissions receivable and the resulting management fee expense. For the year ended December 31, 2009, revenues and management fee expense have been reduced by approximately $101,000 and $45,000, respectively, as a result of changes in estimates made at December 31, 2008.

1. Organization and summary of significant accounting policies (continued):

Recent accounting pronouncements:

Fair value measurements:

Effective January 1, 2008, the Company adopted newly effective accounting guidance pertaining to fair value measurements (except for goodwill and intangible assets), which defines fair value, establishes a framework for measuring fair value and expands disclosures. A one-year deferral of the implementation of this fair value guidance was permitted for nonfinancial assets and liabilities that were not recognized or disclosed at fair value in the financial statements on a recurring basis. Effective January 1, 2009, the Company adopted the guidance pertaining to fair value measurements for its nonfinancial assets and liabilities. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1: Quoted market prices in active markets for identical assets or liabilities
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3: Unobservable inputs that are not corroborated by market data

The effect of the adoption of the above guidance was not material to the Company's financial statements.

Subsequent events:

Effective December 31, 2009, the Company adopted newly effective accounting guidance relating to accounting for and disclosure of subsequent events, which are events that occur after the date of the statement of financial condition but before the financial statements are issued or are available to be issued. This guidance requires the disclosure of the date through which an entity has evaluated subsequent events. The Company has evaluated subsequent events through February 24, 2010, the date that the accompanying financial statements were available to be issued. The adoption of this newly effective accounting guidance did not have a material effect on the accompanying financial statements.

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2009, the Company had $375,965 of cash equivalents, consisting of money market mutual funds which are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

1. Organization and summary of significant accounting policies (continued):

Goodwill and intangible assets:

The Company evaluates goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds its implied fair value.

Amortization of intangible assets is provided using the straight-line method over a 10-year estimated useful life for customer lists and a 20-year estimated useful life for the management contract. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset.

Securities transactions:

The Company buys and sells securities for customers of GW & Wade, LLC by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

Commissions:

Commissions, including front end fees received related to mutual fund transactions introduced, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recognized when earned.

Investment:

The Company's investment consists of a U.S. Treasury Note maturing in August 2010, and is classified as available for sale; therefore it is carried at fair value. Unrealized holding gains and losses resulting from changes in fair value, if any, are reported in other comprehensive income (loss). At December 31, 2009, the fair value of the Company's investment, based on its quoted market value (Level 1), approximates cost.

1. Organization and summary of significant accounting policies (continued):

Income taxes:

The Company is a limited liability company and files consolidated tax returns with Focus. Focus has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since Focus will include the Company's income or loss, whether or not distributed, in its income tax returns.

Liability of the Member:

The Member is not liable for obligations or liabilities of the Company, except to the extent provided for in the Delaware Act.

2. Related party transactions:

The Company has entered into an expense-sharing arrangement with GW & Wade, LLC (the Affiliate) under which the Company is required to reimburse the Affiliate for its allocable share of expenses, including management fees payable under a contractual arrangement entered into by the Affiliate and Focus, as determined by the Affiliate. For the year ended December 31, 2009, the Affiliate allocated to the Company $1,790,128 of expenses, including management fees. Amounts allocated by the Affiliate and charged to the Company as an administrative fee principally relate to employee compensation and benefits and occupancy costs, and have not been classified in the accompanying statement of income based on their natural classification.

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $451,420, which was $446,008 in excess of its required net capital of $5,412. The Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

The Company also is subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Intangible assets and goodwill:

At December 31, 2009, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization
Customer lists	$ 8,700,000	$ 1,991,333
Management contract	1,830,000	209,434
Total	$ 10,530,000	$ 2,200,767

Amortization expense for each of the years ending December 31, 2010 through 2014 is estimated to total approximately $961,500.

There were no changes in goodwill during the year ended December 31, 2009.

GW & WADE ASSET MANAGEMENT COMPANY, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

Net capital:	
Total member's equity and total qualified for net capital	$ 20,431,648
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable and receivable from clearing broker-dealer under Rule 12b-1	(992,756)
Prepaid expenses	(47,510)
Goodwill	(10,597,421)
Intangible assets, net of accumulated amortization	(8,329,233)
Total deductions and/or charges	(19,966,920)
Net capital before haircuts on securities positions and other	464,728
Haircuts on securities, money market accounts	(8,308)
Excess fidelity bond deductible	(5,000)
Net capital	$ 451,420
Aggregate indebtedness:	
Accounts payable	$ 27,600
Due to Affiliate	46,278
Deferred revenue	7,300
Total aggregate indebtedness	$ 81,178
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)	$ 5,412
Net capital in excess of minimum requirement	$ 446,008
Excess net capital at 1,000%	$ 443,302
Ratio, aggregate indebtedness to net capital	0.18 to 1

(continued)

GW & WADE ASSET MANAGEMENT COMPANY, LLC

SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

Reconciliation of Company's computation included in Part II of Form X-17A-5 as of December 31, 2009:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 281,433
Decrease in due to Affiliate	149,852
Increase in allowable assets related to commissions receivable	19,875
Decease in haircuts taken on securities, money market accounts	260
Net capital, as reported in Schedule I	$ 451,420
Aggregate indebtedness, as reported in the Company's Part II (unaudited) FOCUS report	$ 228,235
Decrease in due to Affiliate	(149,852)
Reclassification of negative cash balance originally offset against cash	2,795
Aggregate indebtedness, as reported in Schedule I	$ 81,178
Net capital in excess of minimum requirement, as reported in the Company's Part II (unaudited) FOCUS report	$ 266,217
Decrease in due to Affiliate	149,852
Increase in allowable assets related to commissions receivable	19,875
Decrease in haircuts taken on securities, money market accounts	260
Decrease in net capital requirement relating to change in aggregate indebtedness	9,804
Net capital in excess of minimum requirement, as reported in Schedule I	$ 446,008

(continued)

GW & WADE ASSET MANAGEMENT COMPANY, LLC

SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

Reconciliation of Company's computation included in Part II of Form X-17A-5 as of December 31, 2009:

Total revenues, as reported in the Company's Part II (unaudited) FOCUS report	$ 5,518,059
Amount reflected as an amendment to the Company's Part II (unaudited) FOCUS report for the period ended December 31, 2008, reported as a change in estimate in accompanying financial statements	100,923
Total revenues, as reported in statement of income	$ 5,417,136
Total expenses, as reported in the Company's Part II (unaudited) FOCUS report	$ 3,716,643
Amount reflected as an amendment to the Company's Part II (unaudited) FOCUS report for the period ended December 31, 2008, reported as a change in estimate in accompanying financial statements	44,913
Total expenses, as reported in statement of income	$ 3,671,730

GW & WADE ASSET MANAGEMENT COMPANY. LLC

SCHEDULE II

STATEMENT OF EXEMPT STATUS

GW & Wade Asset Management Company, LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is an introducing broker-dealer and operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Act. The Company clears all transactions on behalf of a customer on a fully disclosed basis with a clearing broker-dealer, promptly transmits all customer funds and securities to the clearing broker-dealer, and the clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records. The Company is thereby exempt from the requirement for a computation for determination of reserve requirements pursuant to Rule 15c3-3. In addition, it is exempt from reporting information relating to the possession of control requirements under Rule 15c3-3.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.
Certified Public Accountants / Business Consultants

Independent Auditors' Report on Internal Control

Member
GW & Wade Asset Management Company, LLC
(a Limited Liability Company)
Wellesley, Massachusetts

In planning and performing our audit of the financial statements of GW & Wade Asset Management Company, LLC (a Limited Liability Company) (the Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

10 Weybosset Street ■ Suite 700 ■ Providence, Rhode Island 02903 ■ Tel (401) 421-4800 ■ 1-800-927-LGCD ■ Fax (401) 421-0643

Member
GW & Wade Asset Management Company, LLC
(a Limited Liability Company)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

Member
GW & Wade Asset Management Company, LLC
(a Limited Liability Company)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lefkowitz, Garfinkel, Champi & DeRienzo P.C.

Providence, Rhode Island
February 24, 2010

GW & WADE ASSET MANAGEMENT
COMPANY, LLC

YEAR ENDED DECEMBER 31, 2009